VIA EDGAR AND OVERNIGHT COURIER
October 21, 2009
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Mr. H. Christopher Owings
Re:	athenahealth, Inc. Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Definitive Proxy Statement on Schedule 14A Filed April 24, 2009 File No. 001-33689
Ladies and Gentlemen:
     This letter is being furnished by athenahealth, Inc. (the “Company”) in response to comments contained in the letter dated October 6, 2009 (the “Letter”), from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jonathan Bush, Chief Executive Officer, President and Chairman of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008 (the “Annual Report”), that was filed with the Commission on March 2, 2009, and the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) that was filed with the Commission on April 24, 2009.
     The responses set forth below have been organized in the same manner in which the Commission’s comments were organized, and all page references in the Company’s response are to the Annual Report or Proxy Statement, as referenced below. Copies of this letter will also be provided to Lilyanna L. Peyser and Mara Ransom of the Commission.
     The Company respectfully requests, pursuant to the provisions of Rule 24b-2 (“Rule 24b-2”) promulgated under the Exchange Act of 1934, as amended, confidential treatment under the Freedom of Information Act (the “FOIA”) (5 U.S.C. § 552(b)) of the portions of this response letter as indicated below (the “Confidential Information”). Pursuant to Rule 24b-2, the Confidential Information has been omitted from the copy of this letter filed on EDGAR, and such copy indicates that the Confidential Information has been filed separately with the Commission.
     The Company believes that the Confidential Information is covered by one or more exemptions in the FOIA. In particular, 17 C.F.R. § 200.80(b)(4) exempts disclosure of trade secrets
FOIA CONFIDENTIAL TREATMENT REQUESTED

United States Securities and Exchange Commission
October 21, 2009

and commercial or financial information that are privileged or confidential. The Company believes that the Confidential Information, as well as any Staff memoranda, notes of conversation, or other materials relating thereto, contains privileged and confidential trade secrets and commercial and financial information that will be protected from public disclosure pursuant to this exemption. The documents for which the Company seeks confidential treatment have been marked in accordance with the requirements of 17 C.F.R. § 200.83.
     The foregoing reasons are neither exhaustive nor exclusive as regards the substantiation of the Company’s request for confidential treatment.
     The Company makes this request to ensure that the information submitted by it is not disclosed pursuant to a request under the FOIA. It is the Company’s understanding that substantiation of this request for confidential treatment is not required until the information provided by the Company to the Commission becomes the subject of a request for access under the FOIA, in which case the Commission shall notify the undersigned promptly of such request and the need for substantiation. If this understanding is incorrect, please notify me immediately, and I will undertake to provide any needed substantiation.
     If any person (including any government employee who is not an employee of the Commission) should request an opportunity to inspect or copy the Confidential Information, we specifically request that we be (i) promptly notified by telephone of such request; (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request); and (iii) given sufficient advance notice of any intended release so that the Company, and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the Confidential Information is exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on this claim of exemption.
General
1. We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel’s letter to us dated September 22, 2009. Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
RESPONSE: The Company acknowledges the Staff’s comment and has included the requested acknowledgment on the last page of this letter.
FOIA CONFIDENTIAL TREATMENT REQUESTED

United States Securities and Exchange Commission
October 21, 2009

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 20
Cash Incentives (sic) Awards, page 24
2008 Awards, page 24
2. We note your response to comment five of our letter dated September 8, 2009. Please confirm that the specific performance measures and targets that you have not disclosed in your 2008 proxy statement are the same performance measures and targets that were the subject of your discussions with the Staff in connection with your initial public offering and that were determined by the Staff would cause competitive harm if publicly disclosed.
RESPONSE: The Company’s initial public offering prospectus contained in its Registration Statement on Form S-1 filed with the Commission on September 6, 2007, included disclosure about the corporate and financial scorecards used for determining 2006 cash incentive awards (the “2006 Scorecards”). In 2006, annual cash incentive compensation was determined using the 2006 Scorecards, which were comprised of 22 specific performance metrics and targets that were the subject of discussions with the Staff. Of these performance metrics and targets, the targets for two of the metrics were disclosed in the initial public offering prospectus and the targets for 20 of the metrics were determined by the Staff to cause competitive harm if publicly disclosed.
2008 Corporate Scorecard. With respect to the corporate scorecard described on pages 24-25 of the Proxy Statement (the “2008 Corporate Scorecard”), the Company confirms that the specific 2008 Corporate Scorecard performance metrics and targets that are not disclosed in the Proxy Statement, and were used in determining 2008 cash incentive compensation, are the same or are comprised of the same performance metrics and targets that were the subject of the Company’s discussions with the Staff in connection with the Company’s initial public offering and that were determined by the Staff would cause competitive harm if publicly disclosed.
In 2008, annual cash incentive compensation for certain of the Company’s named executive officers was determined using the 2008 Corporate Scorecard, which was comprised of nine specific performance metrics. Of these nine specific performance metrics, the targets for two of the metrics (revenue and operating income) are disclosed in the Proxy Statement, the targets for six of the metrics (bookings, client days-in-accounts-receivable, the amount of client claims that are written off and not collected, client work rate, voluntary turnover rate, and client satisfaction rate) are not disclosed in the Proxy Statement because the Company believes that public disclosure of these targets would cause competitive harm (collectively, the “Confidential Corporate Scorecard Metrics”), and the target for one of the metrics (employee engagement) is not disclosed in the Proxy Statement because it is not used for purposes of determining 2008 annual cash incentive compensation, as discussed in more detail below.
All of the Confidential Corporate Scorecard Metrics other than client work rate are the same performance metrics and targets that were the subject of the Company’s discussions with the Staff in
FOIA CONFIDENTIAL TREATMENT REQUESTED

United States Securities and Exchange Commission
October 21, 2009

connection with the Company’s initial public offering and that were determined by the Staff would cause competitive harm if publicly disclosed. Client work rate is a single performance metric comprised of multiple elements, all of which were previously included in the 2006 Scorecards as separate service performance metrics. Accordingly, client work rate is comprised of the same metrics and targets that were the subject of the Company’s discussions with the Staff in connection with the Company’s initial public offering and that were determined by the Staff would cause competitive harm if publicly disclosed.
2008 Growth Scorecard. With respect to the growth scorecard described on page 25 of the Proxy Statement (the “2008 Growth Scorecard”), the Company confirms that the 2008 Growth Scorecard performance metrics and targets that are not disclosed in the Proxy Statement, and were used in determining 2008 cash incentive compensation, are either (i) the same or are a subset of the same performance metrics and targets that were the subject of the Company’s discussions with the Staff in connection with the Company’s initial public offering and that were determined by the Staff would cause competitive harm if publicly disclosed or (ii) not disclosed because the Company believes that public disclosure of these targets would cause competitive harm as discussed in more detail below.
In 2008, annual cash incentive compensation for certain of the Company’s named executive officers was determined using the 2008 Growth Scorecard, which was comprised of ten specific performance metrics. Of these ten specific performance metrics, the targets for nine of the metrics (bookings; client satisfaction rate; new client satisfaction; voluntary turnover rate in sales, marketing, and service development areas; cost of bookings targets; quarterly sales forecast accuracy; the number of sales meetings with small and group practices; the number of sales proposals delivered to small and group practices; and headcount forecast accuracy in sales, marketing, and service development) are not disclosed in the Proxy Statement because the Company believes that public disclosure of these targets would cause competitive harm (collectively, the “Confidential Growth Scorecard Metrics”) and the target for one of the metrics (employee engagement) is not disclosed in the Proxy Statement because it is not used for purposes of determining 2008 annual cash incentive compensation as discussed in more detail below.
Historical Confidential Growth Scorecard Metrics
Bookings and client satisfaction rate are the same performance metrics and targets that were the subject of the Company’s discussions with the Staff in connection with the Company’s initial public offering and that were determined by the Staff would cause competitive harm if publicly disclosed. New client satisfaction rate is a subset of client satisfaction rate, which measures client satisfaction only for clients that have received one of the Company’s services throughout the prior twelve months. Voluntary turnover rate in sales, marketing, and service development areas is a subset of voluntary turnover rate, which measures voluntary turnover rate only in the sales, marketing, and service development areas. Accordingly, new client satisfaction rate and voluntary turnover rate in sales, marketing, and service development areas are subsets of the same metrics and targets that were the subject of the Company’s discussions with the Staff in connection with the Company’s initial public offering and that were determined by the Staff would cause competitive harm if publicly disclosed.
FOIA CONFIDENTIAL TREATMENT REQUESTED

United States Securities and Exchange Commission
October 21, 2009

New Confidential Growth Scorecard Metrics
The Company advises the Staff that the disclosure of specific performance targets for cost of bookings targets; quarterly sales forecast accuracy; the number of sales meetings with small and group practices; the number of sales proposals delivered to small and group practices; and headcount forecast accuracy in sales, marketing, and service development (collectively, the “New Confidential Growth Scorecard Metrics”) would result in the disclosure of confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the Company. As set forth in more detail below, the Company advises the Staff that disclosure of the performance targets for the New Confidential Growth Scorecard Metrics would result in competitive harm because competitors of the Company would use the data in sales pitches to our current and potential clients to the Company’s disadvantage.
The Company further advises the Staff that disclosure of the New Confidential Growth Scorecard Metrics and the corresponding targets would allow competitors to present the data to current or potential clients in a manner that may be inconsistent with their use in the Proxy Statement. Although the Company could provide disclosure to investors to explain the New Confidential Growth Scorecard Metrics and the targets and provide appropriate context, the Company cannot control how competitors will present this information to our current or potential clients. Additionally, since the intent of the scorecard system is to measure the overall health of the Company, disclosing any single performance target that is not in or derived from our financial statements would be immaterial to an investor and potentially misleading.
Explanation of Competitive Harm for New Confidential Growth Scorecard Metrics:
•	Cost of bookings targets (5%). /*/confidential treatment requested /*/

•	Operations Metrics (30%)
•	Quarterly sales forecast accuracy (10%). /*/confidential treatment requested /*/

•	Number of sales meetings with small and group practices (10%). /*/confidential treatment requested /*/

•	Number of sales proposals delivered to small and group practices (10%). /*/confidential treatment requested /*/
•	Headcount forecast accuracy in sales, marketing, and service development areas (5%). /*/confidential treatment requested /*/
The Company advises the Staff that the 2008 Corporate Scorecard and the 2008 Growth Scorecard each included an employee engagement performance metric. In addition to using the 2008 Corporate Scorecard and the 2008 Growth Scorecard to determine 2008 annual cash incentive compensation, the Company also used each of these scorecards for reasons unrelated to determining 2008 cash incentive compensation, such as measuring internal performance. As disclosed in the Proxy Statement, the employee engagement performance metric was not counted in the 2008 Corporate Scorecard or the 2008 Growth Scorecard for purposes of determining 2008 annual cash incentive
FOIA CONFIDENTIAL TREATMENT REQUESTED

United States Securities and Exchange Commission
October 21, 2009

compensation. Accordingly, the Company respectfully advises the Staff that it does not need to disclose this performance metric target.
FOIA CONFIDENTIAL TREATMENT REQUESTED

United States Securities and Exchange Commission
October 21, 2009

* * *
     The undersigned, as a duly authorized officer of the Company, acknowledges on behalf of the Company that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require additional information, please telephone the undersigned at (617) 402-1397.

Sincerely,
/s/ Daniel H. Orenstein
Daniel H. Orenstein
Vice President, General Counsel and Secretary

cc:	Christopher Martin, Esq. (athenahealth, Inc.) Michael H. Bison, Esq. (Goodwin Procter LLP) Joseph C. Theis, Esq. (Goodwin Procter LLP) Matthew A. Bloomer, Esq. (Goodwin Procter LLP)
FOIA CONFIDENTIAL TREATMENT REQUESTED